# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OFFICE PROPERTIES INCOME TRU, CIK 0001456772
CUSIP: 67623C307
Title of class of securities: REIT
Address of issuer's principal executive offices: Two Newton Place, 255 Washington Street Suite 300, Newton, Massachusetts (MA), 02458-1634
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000312069

## Reporting persons
- Barclays PLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 1,717,425; shared voting power 134,795; sole dispositive power 1,717,425; shared dispositive power 134,795; aggregate amount beneficially owned 1,852,220 (8.43% of the class)

## Item 1. Issuer
Name of issuer: OFFICE PROPERTIES INCOME TRU
Address of issuer's principal executive offices: Two Newton Place, 255 Washington Street Suite 300, MA, 02458-1634

## Item 2. Person Filing
Name of person filing: Barclays PLC
Address of principal business office or, if none, residence: 1 Churchill Place, London - E14 5HP
Citizenship: X0

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1852220
Percent of class: 8.43
Sole power to vote or to direct the vote: 1717425
Shared power to vote or to direct the vote: 134795
Sole power to dispose or to direct the disposition: 1717425
Shared power to dispose or to direct the disposition: 134795

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Barclays Bank PLC, Barclays Capital Inc

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11

## Signatures
- Barclays PLC: Ramya Rao, Director (08/13/2026)